Term Sheet To prospectus supplement dated May 2, 2007	Term Sheet to Prospectus Supplement
Dated May 2, 2007 Filed Pursuant to Rule 433 (Registration Statement File No. 333-142523)
Epicor Software Corporation

$200 million 2.375% Convertible Senior Notes due 2027

Final terms and conditions	May 2, 2007

Issuer:	Epicor Software Corporation (NASDAQ GS: EPIC)

The Notes:	Convertible Senior Notes due 2027

Offering Size:	$200 million

Over-allotment Option:	$30 million (15%)

Maturity:	May 15, 2027 (20 years)

Joint Book-running Managers:	UBS Investment Bank and Lehman Brothers

Co-Managers:	Cowen and Company, Needham & Company, and Piper Jaffray & Company

Issue Price:	100% principal amount

Coupon:	The notes are expected to bear interest semi-annually at a rate of 2.375% per year, payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2007

Closing Price of EPIC Stock on May 2, 2007:	$13.92

Conversion Premium:	30%

Initial Conversion Rate:	55.2608

Initial Conversion Price:	Approximately $18.10.

Redemption:	Callable on or after May 15, 2014 at 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the redemption date

Investor Put Option:	On May 15, 2014 (7 years), May 15, 2017 (10 years), and May 15, 2022 (15 years) at 100% of the principal amount of the notes, payable in cash plus accrued and unpaid interest to, but excluding, the purchase date

Conversion Rights:

The Notes may be surrendered for conversion if on or prior to the close of business on the business day immediately preceding the maturity date:

(i) during any fiscal quarter after the fiscal quarter ending June 30, 2007, and only during such fiscal quarter, if the closing sale price of EPIC’s common stock, for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter, exceeds 130% of the conversion price;

(ii) during the five consecutive business days immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each such trading day was equal to or less than 98% of the conversion value of the notes for such trading day

(iii) if EPIC calls the notes for redemption;

(iv) upon specified corporate transactions; and

(v) during the 30 days prior to, but excluding, any scheduled purchase date and at any time on or after May 15, 2026 and before the close of business on the business day immediately preceding the maturity date

Payment Upon Conversion:

Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period”. The “cash settlement averaging period” with respect to any note means a) for notes that are converted during the period beginning with the 30th day prior to any scheduled purchase date or the maturity date, the 20 consecutive trading days beginning on the 3rd trading day following the applicable purchase date or the maturity date, b) with respect to optional redemption, the 20 consecutive trading days beginning on the 3rd trading day following the redemption date; and c) in all other instances, the 20 consecutive trading days beginning on the third trading day following the conversion date.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of (a) cash equal to the lesser of $50 and the “daily conversion value”; and (b) to the extent the daily conversion value exceeds $50, a number of whole shares of EPIC’s common stock equal to the excess of the daily conversion value over $50, divided by the volume-weighted average price of EPIC common stock on that trading day, subject to EPIC’s right to deliver cash in lieu of all or a portion of such shares. The “daily conversion value” on a given trading day means 1/20 of the product of the applicable conversion rate in effect on such trading date and the volume-weighted average price of EPIC’s common stock on that trading day

Dividend Protection:	Customary anti-dilution protection—Conversion rate adjustment upon certain distributions of cash or other consideration, stock splits, spin-offs, distribution of assets, tender offers or exchange offers to holders of EPIC common stock

Put Upon a Fundamental Change:	If a fundamental change occurs, each holder will have the right, at its option, to require Issuer to repurchase for cash all or any portion of the holder’s Notes at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Use of Proceeds:	Repay outstanding debt under the credit facility. Remaining proceeds will be used for working capital, capital expenditures, and other general corporate purposes. EPIC may also use a portion of the proceeds to repurchase shares of its common stock following the completion of the offering

Ranking:	Senior unsecured

Epicor Software Corporation

$200 million 2.375% Convertible Senior Notes due 2027

Form:	Registered

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Governing Law:	New York

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:

If a make-whole fundamental change occurs and a holder elects prior to May 15, 2014 to convert its notes in connection with such a specified fundamental change, EPIC will increase the applicable conversion rate for the notes surrendered for conversion during a specified period by a number of additional shares of EPIC common stock (the “make-whole shares”).

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the make-whole conversion period. The Applicable Prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the prospectus for the Notes.

Number of additional shares (per $1,000 principal amount of notes)

	Applicable Price
	$13.92	$18.10	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00
05/08/07	16.5782	10.0720	8.3004	5.3587	3.7275	2.7264	2.0647	1.6006	1.2617	1.0052	0.8053	0.6478	0.5220
05/15/08	16.5782	9.8219	8.0017	5.0422	3.4510	2.4989	1.8806	1.4542	1.1438	0.9108	0.7306	0.5879	0.4732
05/15/09	16.4755	9.3573	7.5051	4.5749	3.0627	2.1882	1.6345	1.2579	0.9881	0.7861	0.6298	0.5062	0.4068
05/15/10	16.2716	8.7714	6.8822	4.0026	2.5996	1.8266	1.3542	1.0395	0.8164	0.6491	0.5202	0.4180	0.3362
05/15/11	16.0336	8.0093	6.0770	3.2887	2.0451	1.4092	1.0391	0.7996	0.6299	0.5036	0.4051	0.3260	0.2614
05/15/12	15.7683	6.9567	4.9780	2.3777	1.3876	0.9409	0.6981	0.5436	0.4344	0.3503	0.2837	0.2300	0.1846
05/15/13	15.5108	5.2752	3.2841	1.1929	0.6472	0.4505	0.3479	0.2793	0.2273	0.1863	0.1523	0.1237	0.1000
05/15/14	-	-	-	-	-	-	-	-	-	-	-	-	-

If the actual Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower Applicable Prices and the two Effective Dates, as applicable, based on a 365-day year. In addition, if the Applicable Price is greater than $70.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the Applicable Price is less than $13.92 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change.

However, in the case of a public acquirer fundamental change, EPIC may, in lieu of increasing the conversion rate, elect to adjust the conversion rate to reflect the exchange ratio for the transaction, in which case the securities will become convertible into shares of the public acquirer’s common stock, subject to the provision opposite the caption “Payment Upon Conversion” above. If the transaction provides the holders of EPIC common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the notes will be convertible into the consideration that a majority of the holders of EPIC’s common stock who made such election receive in such transaction.

Conversion Rate Cap:	EPIC will not increase the conversion rate, including pursuant to the provisions set forth above under “Conversion Rate Adjustment Upon a Make-Whole Fundamental Change” to the extent that the increase will cause the conversion rate to exceed 71.8390 shares per $1,000 principal amount of notes.

Pricing Date:	May 2, 2007, after market close

Trade Date:	May 3, 2007

Settlement Date:	May 8, 2007

Security Codes:	CUSIP: 29426L AA6

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement relating to the offering may be obtained by contacting UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171 Attn: Prospectus Department, or by telephone toll free at 1-888-722-9555, extension 19423-2626 or Lehman Brothers, c/o Broadridge, 1155 Long Island Avenue, Edgewood, NY 11717, fax: 631-254-7268, or email: qiana.smith@broadridge.com.

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